EXHIBIT 11 - COMPUTATION OF PER SHARE INCOME

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                                                          1996           1995           1994
                                                      -----------------------------------------
Net income for the year used in determining income
    per share                                         $13,121,006    $10,029,387    $ 3,515,283

Common and common equivalent shares used in
  determining income per share:
    Primary                                             7,237,890      7,160,753      6,779,394
    Assuming full dilution                              7,263,268      7,227,684      6,779,394

Net income per share
    Primary                                               $  1.81        $  1.40        $  0.52
    Assuming full dilution                                $  1.81        $  1.39        $  0.52

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